Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Annie Sun
Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
ir@gigamedia.com.tw

GigaMedia Announces Fourth-Quarter and Full Year 2016 Financial Results

TAIPEI, Taiwan, April 24, 2017 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the fourth quarter and full year of 2016.

“2016 was a year full of challenging competitions in the gaming industry in Taiwan. With the competitor among the world and the booming business in China, both our headquarter team and gaming sector unit worked very hard to seek suitable acquisition or partnership opportunities, and catch onto market trend of entering female niche market in order to keep up the revenue growth.

Yume 100, launched in 2015, has continued the great performance in 2016. It brought in $3.8 million during 2016 which represented 42% of the revenue from games. In December 2016, we licensed in Dragon, due to the fiscal period, we are not able to see the results right in the fourth quarter of 2016, but we are all eager to see its performance in the first quarter of 2017 and expect we will have a good start for 2017.

Apart from keeping up the revenue growth, we continued to curtail our operating cost and expense. Comparing the year 2015 and 2016, the losses from operation reduced significantly, which also helped the Company to remain in good financial health as we can see the Company’s full year gross profit had increased approximately 255% from $1.4 million to $4.8 million.

Enhancing shareholder value is the most important to the Company, the management team and the Board also carefully evaluated several business opportunities to widen our revenue streams. We look forward to updating our new progress to our shareholders soon.” stated GigaMedia Limited Chief Executive Officer Collin Hwang.

Fourth Quarter Overview

●	Fourth quarter gross margin rate increased approximately 13% year-over-year from 42.66% to 48.14%, and the full year gross margin rate was 53.87% which increased 305% from the year before.
●	Consolidated operating expenses for the fourth quarter were $5.4 million which included $2.3 million on selling and marketing for new game launches and $1.9 million on impairment loss.
●	General and administrative expenses decreased 12% quarter-on-quarter and 30% year-over-year to a record low.
●

Consolidated loss from operations for the fourth quarter of 2016 amounted to $4.4 million, a decrease of 41% from $7.5 million a year before. With the non-operating income of $0.5 million and income tax benefit of $1.1 million, net loss came to $2.8 million in the fourth quarter.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games. GigaMedia’s online games business FunTown develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Fourth Quarter

GIGAMEDIA 4Q16UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	4Q16	3Q16	Change (%)	4Q16	4Q15	Change (%)
Revenues	2,038	2,457	-17.1%	2,038	2,356	-13.5%
Gross Profit	981	1,424	-31.1%	981	1,005	-2.4%
Loss from Operations	(4,422)	(943)	-368.9%	(4,422)	(7,538)	41.3%
Net Loss Attributable to GigaMedia	(2,807)	(2,173)	-29.2%	(2,807)	(8,557)	67.2%
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.25)	(0.20)	-25.0%	(0.25)	(0.77)	67.5%
EBITDA (A)	(3,948)	(2,152)	-83.5%	(3,948)	(8,870)	55.5%
Cash and Marketable Securities-Current	65,713	67,730	-3.0%	65,713	71,436	-8.0%

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Fourth-Quarter Financial Results

•	Consolidated revenues for the fourth quarter of 2016 were $2 million; this compared to $2.5 million in the third quarter of 2016 and $2.4 million in the fourth quarter of 2015.
•	Consolidated gross profit for the fourth quarter of 2016 was $0.98 million; this compared to $1.4 million in the third quarter of 2016 and $1 million in the fourth quarter of 2015.
•

Consolidated loss from operation was $4.4 million in the fourth quarter of 2016. Comparing with the third quarter of 2016, the expense increased from $0.9 million to $4.4 million, primarily due to the expense on selling and marketing of our new game Dragon which was launched in December 2016. However, from year-over-year comparison, the expense decreased more than 40%, down from $7.5 million owing to lower general and administrative expense, impairment and termination losses.

•

Consolidated non-operating expenses/income of the fourth quarter of 2016 was a gain of $0.5 million compared to a loss of $1.2 million in the third quarter of 2016 and a loss of $1.4 million of the fourth quarter of 2015. The result mainly benefited from the reversal of loss on investments and foreign exchange.

•

Consolidated net loss for the fourth quarter of 2016 was $2.8 million, compared to a loss of $2.2 million in the third quarter of 2016 and a loss of $8.6 million of the fourth quarter of 2015, mainly as the Company has successfully cut down the operating loss year-over-year.

For the Full Year

GIGAMEDIA FY16UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	FY16	FY15	Change (%)
Revenues	8,971	10,250	-12.5%
Gross Profit	4,833	1,362	254.8%
Loss from Operations	(7,131)	(19,995)	64.3%
Net Loss Attributable to GigaMedia	(6,067)	(2,243)	-170.5%
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.55)	(0.20)	-175.0%
EBITDA (A)	(7,164)	(2,278)	-214.5%
Cash and Marketable Securities-Current	65,713	71,436	-8.0%

Full Year Financial Results

•	Consolidated revenues for the full year of 2016 were approximately $9 million; this compared to $10 million in the year of 2015. The $1 million difference reflects the revenue from cloud business.
•	Consolidated gross profit for the full year of 2016 was $4.8 million, an increase of 255% from $1.4 million for the full year of 2015 owing to lower operating cost on both gaming and cloud sectors.
•

Consolidated loss from operation was $7.1 million in the full year of 2016. The expense decreased 64.3% from almost $20 million in the year of 2015. The Company successfully cut down the expenses on selling and marketing, general and administrative, and impairment and contract termination.

•

Consolidated non-operating expenses/income of the full year of 2016 was a loss of $0.09 million compared to a gain of $17.3 million in the full year of 2015. The gain in 2015 primarily was from sales of marketable securities sales of XL Games and Joy City.

•

Consolidated net loss was $6.1 million in the full year of 2016 and a loss of $2.2 million of 2015. The loss in 2015 would be higher up to approximately $22.2 million if the gain of $19.9 million from non-operating income of sales of marketable securities was excluded.

Financial Position

As of December 31, 2016, GigaMedia had $66.2 million in cash, restricted cash and marketable securities-current approximately $6 per share, compared to $68.7 million at the end of the third quarter of 2016, which mostly reflecting the net cash used in operating activities. Short-term debt was $2.5 million at the end of the fourth quarter 2016, a decrease of 59% from $6 million year-over-year.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of April 21, 2017. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company’s 2017 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

As of 31 December, 2016, besides our self-developed social casino games and one PC game Tales Runner, GigaMedia has 4 licensed games online, namely Dragon, Yume 100, Shoumetsu Toshi and JJHero. Our mobile and social casino games have brought in approximately $9 million in 2016. We continue providing new events and upgrading systems for our gamers in order to create better gaming atmosphere, at the same time we aim to reach higher pay rate and ARPPU (average revenue per paying user) to support future growth for the Company.

Due to the expense on sales and marketing in the fourth quarter, the management expects to see revenue growth in the first quarter of 2017. In the coming year, the Company also expects to acquire more players and steady revenue growth through new games launches and suitable investments.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the fourth quarter and the full year 2016 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2016 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2016	09/30/2016	12/31/205	12/31/2016	12/3/2015
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Operating revenues
Asian online game and service revenues	2,038,051	2,457,165	2,151,598	8,943,964	8,544,926
Other revenues	137	302	204,215	27,341	1,706,069
	2,038,188	2,457,467	2,355,813	8,971,305	10,250,995
Operating costs
Cost of Asian online game and service revenues	1,057,020	1,032,941	1,043,327	4,109,541	7,017,451
Cost of other revenues	143	315	307,688	28,570	1,871,227
	1,057,163	1,033,256	1,351,015	4,138,111	8,888,678
Gross profit	981,025	1,424,211	1,004,798	4,833,194	1,362,317
Operating expenses
Product development and engineering expenses	330,895	418,748	190,547	1,045,182	687,961
Selling and marketing expenses	2,311,585	985,433	2,057,035	5,512,695	8,655,713
General and administrative expenses	846,013	962,576	1,212,800	3,491,302	5,761,822
Impairment losses	1,914,565	—	3,082,171	1,914,565	4,251,803
Other	—	—	2,000,000	—	2,000,000
	5,403,058	2,366,757	8,542,553	11,963,744	21,357,299
Loss from operations	(4,422,033)	(942,546)	(7,537,755)	(7,130,550)	(19,994,982)
Non-operating income (expense)
Interest income	84,383	69,823	62,201	302,515	333,207
Gain on sales of marketable securities	—	—	(81,744)	—	19,939,125
Interest expense	(11,831)	(16,045)	(27,413)	(81,446)	(181,892)
Foreign exchange (loss) gain - net	56,878	(193,649)	(17,113)	(300,651)	(397,259)
(Loss) gain on disposal of property, plant and equitment	(39,709)	8,771	90	751,133	90
Equity in net earnings (loss) on equity method investments	264,979	(1,117,217)	(47,110)	(1,730,872)	(600,045)
Changes in the fair value of an instrument recognized at fair value	—	—	81,630	—	10,078
Gain (loss) on disposal of investment	25,894	9,125	(365)	848,629	37,000
Impariment loss on marketable securities and investments	—	—	(1,289,779)	—	(1,289,779)
Other	88,655	8,518	(100,404)	125,532	(557,480)
	469,249	(1,230,674)	(1,420,007)	(85,160)	17,293,045
Loss from continuing operations before income taxes	(3,952,784)	(2,173,220)	(8,957,762)	(7,215,710)	(2,701,937)
Income tax benefit	1,146,193	25	400,866	1,148,723	414,262
Loss from continuing operations	(2,806,591)	(2,173,195)	(8,556,896)	(6,066,987)	(2,287,675)
Net income (loss)	(2,806,591)	(2,173,195)	(8,556,896)	(6,066,987)	(2,287,675)
Less: Net loss attributable to noncontrolling interest	—	—	(445)	—	45,100
Net income (loss) attributable to shareholders of GigaMedia	(2,806,591)	(2,173,195)	(8,557,341)	(6,066,987)	(2,242,575)
(Loss) earnings per share attributable to GigaMedia

Basic:
Loss from continuing operations	(0.25)	(0.20)	(0.77)	(0.55)	(0.20)
Loss from discontinued operations	0.00	0.00	0.00	0.00	0.00
	(0.25)	(0.20)	(0.77)	(0.55)	(0.20)
Diluted:
Income (loss) from continuing operations	(0.25)	(0.20)	(0.77)	(0.55)	(0.20)
Loss from discontinued operations	0.00	0.00	0.00	0.00	0.00
	(0.25)	(0.20)	(0.77)	(0.55)	(0.20)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	12/31/2016	9/30/2016	12/31/2015
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	65,710,816	67,726,267	71,432,293
Marketable securities - current	2,617	3,830	3,830
Accounts receivable - net	870,785	1,245,375	1,246,371
Prepaid expenses	547,818	445,515	545,200
Restricted cash	500,000	1,004,110	1,000,000
Other receivables	1,099,183	46,870	45,971
Other current assets	151,358	188,209	225,086
Total current assets	68,882,577	70,660,176	74,498,751
Marketable securities - noncurrent	—	—	—
Investments	72,052	1,273,018	4,523,940
Property, plant & equipment - net	6,605	549,459	1,390,711
Intangible assets - net	—	83,623	87,710
Prepaid licensing and royalty fees	1,020,034	1,536,574	238,611
Other assets	346,072	426,742	455,216
Total assets	70,327,340	74,529,592	81,194,939
Liabilities and equity
Short-term borrowings	2,480,620	2,551,020	6,092,917
Accounts payable	265,966	409,812	319,601
Accrued compensation	210,083	615,666	759,260
Accrued expenses	3,827,905	2,456,071	3,036,636
Unearned revenue	1,867,623	2,091,888	1,750,253
Other current liabilities	346,036	1,761,767	1,523,023
Total current liabilities	8,998,233	9,886,224	13,481,690
Other liabilities	1,671,511	1,712,015	1,722,190
Total liabilities	10,669,744	11,598,239	15,203,880
GigaMedia’s shareholders’ equity	59,657,596	62,961,353	65,991,059
Noncontrolling interest	—	—	—
Total equity	59,657,596	62,961,353	65,991,059
Total liabilities and equity	70,327,340	74,559,592	81,194,939

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended			Twelve months ended
	12/31/2016	09/30/2016	12/31/205	12/31/2016	12/3/2015
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net loss attributable to GigaMedia	(2,806,591)	(2,173,195)	(8,557,341)	(6,066,987)	(2,242,575)
Depreciation	50,414	44,713	66,455	162,145	294,042
Amortization	26,967	29,832	56,793	110,606	236,076
Interest income	(84,383)	(69,823)	(62,201)	(302,515)	(333,186)
Interest expense	11,831	16,045	27,418	81,446	181,429
Income tax (benefit) expense	(1,146,193)	(25)	(400,866)	(1,148,723)	(414,262)
EBITDA	(3,947,955)	(2,152,453)	(8,869,742)	(7,164,028)	(2,278,476)